

August 15, 2022

Tie Li
Chief Financial Officer
Li Auto, Inc.
11 Wenliang Street
Shunyi District , Beijing 101399
People's Republic of China

> **Re: Li Auto, Inc.**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed April 19, 2022**
> **File No. 001-39407**

Dear Mr. Li:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2021

Item 3 - Key Information, page 1

1. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails, and provide early in the summary a diagram of the company's corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership.

2.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

3.   We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Part 1, page 1

4.   At the onset of Part I, please revise to disclose prominently the following:
   •   whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
   •   whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
   •   whether you have been or expect to be identified by the Commission under the HFCAA; and
   •   a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

5.   At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a [Cayman Islands] holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.

Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

6.   At the onset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

7.   At the onset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024...., page 23

8.   We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factor to disclose whether you have been or expect to be identified by the Commission under the HFCAA and what impact this may have on your ability to continue to offer your securities.

Item 3.D. Risk Factors
You may experience difficulties in effecting service of legal process...., page 49

9.   As it appears your officers and directors are located in China, please revise your filing to also include a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals.

ITEM 5.Operating and Financial Review and Prospects
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 116

10.   Please expand your discussion of your consolidated operating results to provide a more comprehensive discussion and analysis of the factors that impacted your results between comparative periods. Please revise to more fully address the following:
- Quantify how much of the increase in revenue, from period-to-period, was due to changes in vehicles sold, changes in selling prices and/or changes in products and services. Please also discuss and quantify the impact of revenues from other sales and services; and
- In circumstances where there are multiple business reasons for changes in income statement line items, please quantify each business reason. For example, you indicate that the increase in selling, general and administrative expenses were attributable to increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of our sales network without further quantification.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ernest Greene, Staff Accountant at 202-551-3733 or Kevin Stertzel, Staff Accountant at 202-551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing